cm

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
402

SECURITI N

13012222

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-49718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARRY PIERCE FINANCIAL SERVICES LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1929 N WASHINGTON ST
(No. and Street)

BISMARCK (City) ND (State) 58501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARRY PIERCE 701-222-3017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIDMER ROEL PC
(Name – *if individual, state last, first, middle name*)

4334 18TH AVE S SUITE 101 (Address) FARGO (City) ND (State) 58103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, GARRY PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARRY PIERCE FINANCIAL SERVICES, LLP, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEE HEINTZ
Notary Public
State of North Dakota
My Commission Expires June 11, 2015

Signature GARRY PIERCE

GENERAL PARTNER
Title

2-26-2013
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRY PIERCE FINANCIAL SERVICES, LLP

FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

GARRY PIERCE FINANCIAL SERVICES, LLP

Table of Contents

Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT AUDITOR'S REPORT

To the Partners
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have audited the accompanying statement of financial condition of **Garry Pierce Financial Services, LLP**, (the Company) as of December 31, 2012, and the related statements of operations and comprehensive income, partners' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4334 18th Avenue S., Suite 101 • Fargo, ND 58103-7414
Phone: (701) 237-6022 • (888) 237-6022 • Fax: (701) 280-1495 • www.widmerroelcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Garry Pierce Financial Services, LLP** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 12-13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12-13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12-13 is fairly stated in all material respects in relation to the financial statements as a whole.

The financial statements of **Garry Pierce Financial Services, LLP** as of December 31, 2011, were audited by other auditors whose report dated February 1, 2012, expressed an unqualified opinion on those statements.

Widmer Roel PC

Fargo, North Dakota
February 25, 2013

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 31,829	$ 23,740
Accounts receivable	14,056	11,200
Total current assets	45,885	34,940
INVESTMENTS	15,598	15,190
EQUIPMENT AND FIXTURES, at cost,	8,122	8,122
Less accumulated depreciation	8,122	7,391
Net equipment and fixtures	-	731
Total assets	$ 61,483	$ 50,861
PARTNERS' EQUITY		
Partners' equity	$ 61,203	$ 50,640
Accumulated other comprehensive income		
Unrealized gains on available-for-sale securities	280	221
Total partners' equity	$ 61,483	$ 50,861

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
COMMISSIONS REVENUES	$ 207,538	$ 117,974
INVESTMENT INCOME	352	715
Total gross revenues	207,890	118,689
GENERAL AND ADMINISTRATIVE EXPENSES		
Rent	6,480	6,480
Professional services	5,913	4,438
Office supplies	2,640	3,460
Pension expense	15,440	-
Fees	1,542	1,382
Telephone and internet	1,551	1,298
Depreciation	731	804
Dues and subscriptions	339	650
Insurance	856	252
Repairs and maintenance	100	100
Donations	4,210	4,510
Other	525	959
Total expenses	40,327	24,333
Net earnings	167,563	94,356
OTHER COMPREHENSIVE INCOME		
Unrealized gain on available-for-sale securities	59	221
TOTAL COMPREHENSIVE INCOME	167,622	94,577

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Partners' Equity	Accumulated Other Comprehensive Income	Total Partners' Equity
BALANCE - DECEMBER 31, 2010	$ 31,284	$ -	$ 31,284
Comprehensive income			
Net earnings	94,356	-	94,356
Unrealized gain on available-for-sale securities	-	221	221
Partner draws	(75,000)	-	(75,000)
BALANCE - DECEMBER 31, 2011	50,640	221	50,861
Comprehensive income			
Net earnings	167,563	-	167,563
Unrealized gain on available-for-sale securities	-	59	59
Partner draws	(157,000)	-	(157,000)
BALANCE - DECEMBER 31, 2012	$ 61,203	$ 280	$ 61,483

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 167,563	$ 94,356
Adjustments to reconcile change in net earnings to net cash from operating activities		
Depreciation	731	804
Gain on sale of investments	-	(234)
Changes in assets and liabilities		
Accounts receivable	(2,856)	(11,200)
NET CASH FROM OPERATING ACTIVITIES	165,438	83,726
CASH FLOWS USED FOR INVESTING ACTIVITES		
Purchase of investments	(349)	(25,735)
Proceeds from the sale of investments	-	11,000
NET CASH USED FOR INVESTING ACTIVITIES	(349)	(14,735)
CASH FLOWS USED FOR FINANCING ACTIVITY		
Partners' draws	(157,000)	(75,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	8,089	(6,009)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	23,740	29,749
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 31,829	$ 23,740

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garry Pierce Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments. The Company regularly monitors all receivable balances and charges bad debt expense with any receivables deemed to be uncollectible. The Company does not charge interest and does not require collateral on any receivables.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

Advertising

Costs for advertising are expensed as incurred.

(continued on next page)

Income Taxes

Income taxes on Partnership income are levied on the partners at the partner level. Accordingly, all profits and losses of the Partnership are recognized by each partner on their respective tax returns. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal and state income tax returns prior to fiscal year 2009 are closed. Any interest or penalties assessed to the Partnership are recorded in operating expenses. For the years ended December 31, 2012 and 2011, there were no interest or penalties recorded in the accompanying financial statements.

In accordance with FASB ASC 740-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2012 and 2011, the Company had no tax positions that would not be held up under examination.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Approximately 45% and 50% of the Company's earned revenues for 2012 and 2011, respectively, were generated from commissions associated with transactions of Edgewood Real Estate Investment Trust, a nonpublic real estate investment trust with properties located throughout the upper Midwest. At December 31, 2012 and 2011, the Company had receivables of $14,056 and $11,200, respectively, from Edgewood Real Estate Investment Trust.

Approximately 54% and 45% of the Company's earned revenues for 2012 and 2011, respectively, were generated from commissions associated with transactions of NorthStar Real Estate Income Trust, a nonpublic debt real estate investment trust which owns the mortgages on properties located throughout the United States.

NOTE 3 - FAIR VALUE MEASUREMENTS

Topic ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels in the hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Organization has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar asset or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

(continued on next page)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Intermediate-term bond funds: Valued at the net asset value ("NAV") of shares held by the Organization at year-end.

The Organization recognizes transfers of assets into and out of levels as of the date an event or change in circumstances causes the transfer. There were no transfers between levels in the years ended December 31, 2012 and 2011.

The fair value measurements and levels within the fair value hierarchy of those measurements for the assets reported at fair value on a recurring basis at December 31, 2012 and 2011 are as follows:

Available for Sale Securities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value
December 31, 2012				
Intermediate-term bond fund	$ 15,598	$ -	$ -	$ 15,598
December 31, 2011				
Intermediate-term bond fund	$ 15,190	$ -	$ -	$ 15,190

The fair value of investments categorized as Level 1 are based on third party pricing services information that is derived from quoted market prices in active markets.

(continued on next page)

NOTE 4 - INVESTMENTS

Investments consist of the following:

Available for Sale Securities	Cost	Gross Unrealized Gain	Market Value
December 31, 2012			
Intermediate-term bond fund:			
American Funds Mortgage Fund A (MFAAX)	$ 15,318	$ 280	$ 15,598
December 31, 2011			
Intermediate-term bond fund:			
American Funds Mortgage Fund A (MFAAX)	$ 14,969	$ 221	$ 15,190

The Company identifies cost on the average-cost method.

Unrealized gains of $59 in 2012 and $221 in 2011 are reported in the statements of operations and other comprehensive income as a component of other comprehensive income. During 2011, the Company received proceeds of $11,000 from the sale of a portion of the above investment. The realized gain of $234 from the sale is reported in the statement of operations.

NOTE 5 - OPERATING LEASE

The Company leases office space under an operating lease agreement which expires April 30, 2015. Rent expense totaled $6,480 each year in 2012 and 2011.

Future minimum lease payments are as follows:

For the Years Ending December 31,	
2013	$ 6,480
2014	6,480
2015	2,160
	$ 15,120

NOTE 6 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

(continued on next page)

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2012 and 2011, the Company had the following net capital:

	2012	2011
Net capital	**$ 45,088**	$ 47,852
Excess net capital	**$ 40,088**	$ 42,852
Aggregate indebtedness ratio	**.00 to 1**	.00 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 8 - PARTNERS EQUITY

Partners	Ownership Percentages
Garry G. Pierce	95%
Karen M. Pierce	5%
	100%

NOTE 9 - PENSION EXPENSE

The Company has a simplified plan where contributions are made at the discretion of the owners.

GARRY PIERCE FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GARRY PIERCE FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2012

	Schedule I
NET CAPITAL	
Total partner's equity from the statement of financial condition	$ 61,483
Deductions	
Nonallowable assets:	
Net commissions receivable	(14,056)
Haircuts on securities	(2,339)
Net capital	$ 45,088
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 40,088
Excess net capital at 1,000% (Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required)	$ 39,088
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ -
Ratio of aggregate indebtedness to net capital	.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 45,088
Adjustments	-
	$ 45,088
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ -
Adjustments	-
	$ -

GARRY PIERCE FINANCIAL SERVICES, LLP
CLAIM OF EXEMPTION FROM RULE 15C3-3
YEAR ENDED DECEMBER 31, 2012

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Widmer Roel PC
Certified Public Accountants
& Business Advisors
PRIDE IN SERVICE – PRIDE IN PEOPLE

Harris W. Widmer
Charles E. Nord
Stanley N. Sandvik
Terrence P. Delaney
Robert D. Dale
Michael T. Schmitz
Tracee S. Buethner

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM RULE 15C3-3

To the Partners
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

In planning and performing our audit of the financial statements of **Garry Pierce Financial Services, LLP** (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Member of
CPAMERICA INTERNATIONAL
Member Crowe Horwath International.
4334 18th Avenue S., Suite 101 • Fargo, ND 58103-7414
Phone: (701) 237-6022 • (888) 237-6022 • Fax: (701) 280-1495 • www.widmerroelcpa.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Widmer Roel PC

Fargo, North Dakota
February 25, 2013